UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10447

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABOT OIL & GAS CORPORATION SAVINGS

INVESTMENT PLAN

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabot Oil & Gas Corporation

Three Memorial City Plaza

840 Gessner Road, Suite 1400

Houston, Texas 77024

(281) 589-4600

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

C O N T E N T S

All other schedules required by the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

Cabot Oil & Gas Corporation Savings Investment Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in the net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas
June 20, 2013

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS

CASH	$1,473	$1,765

INVESTMENTS, at fair value
Money market fund	18,058,551	18,006,715
Mutual funds	50,447,210	39,876,751
Common stock	30,476,202	22,224,127
TOTAL INVESTMENTS	98,981,963	80,107,593

RECEIVABLES
Notes receivable from participants	1,199,237	944,483
Other receivables	—	22,945
TOTAL RECEIVABLES	1,199,237	967,428

NET ASSETS AVAILABLE FOR BENEFITS	$100,182,673	$81,076,786

See accompanying Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO NET ASSETS

INVESTMENT INCOME
Interest and dividends	$1,691,658
Net appreciation in fair value of investments	11,359,487
TOTAL INVESTMENT INCOME	13,051,145
Interest on notes receivable from participants	40,419
TOTAL INCOME	13,091,564

CONTRIBUTIONS
Employer	6,330,084
Participants	3,524,094
Rollovers	4,948,116
TOTAL CONTRIBUTIONS	14,802,294

TOTAL ADDITIONS TO NET ASSETS	27,893,858

DEDUCTIONS FROM NET ASSETS
Benefit payments	8,767,001
Administrative expenses	20,970
TOTAL DEDUCTIONS FROM NET ASSETS	8,787,971

NET INCREASE	19,105,887

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	81,076,786

End of year	$100,182,673

See accompanying Notes to Financial Statements.

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Cabot Oil & Gas Corporation Savings Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: Cabot Oil & Gas Corporation (“COGC” or the “Company”) was previously a subsidiary of Cabot Corporation (“Cabot”). In February 1990, the Company completed its initial public offering of approximately 18 percent of the total outstanding shares of common stock and, accordingly, ceased to be a wholly-owned subsidiary of Cabot. On March 28, 1991, Cabot completed an exchange offer. Following the completion of the exchange offer, the Company became 100 percent publicly owned and ceased to be a subsidiary of Cabot.

Effective January 1, 1991, COGC established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. An employee is eligible to become a participant in the Plan upon the first day of employment.

Prior to the commencement of the Plan, COGC employees participated in the Cabot Profit Sharing and Savings Plan (“PSSP”) and the Cabot Employee Stock Ownership Plan (“ESOP”). Each COGC employee who was a member of the PSSP automatically became a participant in the Plan on January 1, 1991, was 100 percent vested with respect to balances in the PSSP and ESOP as of December 31, 1990 and had his or her PSSP and ESOP account balances transferred to the Plan. The Plan assumed legal responsibility for the accrued benefits of such affected employees on January 1, 1991.

Benefits under the ESOP were frozen as of December 31, 1990. Effective September 1, 2001, the participant is eligible to withdraw, exchange, or take a loan against the ESOP balance. Dividends earned on the ESOP common stock are distributed to the other plan investment election(s) according to the participant’s most recent investment election. If such an election has not been made by a participant, dividends from the stock held in a participant’s ESOP account are invested for the participant in the money market fund investment option established under the Plan. Prior to September 30, 2010, the ESOP balance was comprised of Cabot and/or COGC common stock. Effective September 30, 2010, the investment option that allowed participants to invest in Cabot common stock was eliminated.  As of December 31, 2012 and 2011, amounts remaining in the ESOP account under the Plan were $3,320,107 and $3,277,593, respectively.

Contributions: A participant may elect to defer a percentage of their compensation during the plan year, which is defined in the plan document and subject to the limits imposed by the Internal Revenue Code (“IRC”). Contributions can be made on both a pre-tax (before federal and state taxes are withheld) and/or after-tax basis through payroll deductions, except for employees residing in the state of Pennsylvania. Pennsylvania requires that state taxes be withheld before the pre-tax contribution. The participant is always fully vested in his or her contributions made on either a pre-tax or after-tax basis.

The Company provides an incentive for each employee to participate in the pre-tax portion of the Plan by matching 100 percent of the first 6 percent of eligible compensation contributed.

The Plan also provides for additional discretionary profit-sharing contributions to eligible plan participants. The additional contributions are made at the discretion of the Company and may be adjusted from time to time. The Company presently makes discretionary profit sharing contributions to the Plan in an amount equal to 9 percent of an eligible plan participant’s pre-tax salary and bonus (to the extent not deferred under the Company’s Deferred Compensation Plan). These contributions are subject to the vesting provisions of the Plan to the same extent as the Company’s matching contributions, as described below, and the limitations imposed by the IRC. Discretionary profit-sharing contributions for the year ended December 31, 2012 were $3,886,369.

Vesting: The participant is credited with a year of vesting service for each plan year in which he or she has 1,000 or more hours of service. The Company’s matching and discretionary profit-sharing contributions vest at 20 percent per service year and are fully vested after five years of accredited service. A participant’s account becomes 100 percent vested with less than five years of vesting service as a result of either (i) permanent and total disability, (ii) death (account value is paid to the designated beneficiary), or (iii) attainment of age 65.

If a participant leaves the Company and is rehired within five years, the prior service with the Company will be restored under the plan document. Additionally, if the participant was partially vested when the employment was initially terminated, the Company will redeposit any amount of the matching contribution which was forfeited from the account (because the participant left before becoming 100 percent vested) after repayment by the participant of his or her previous distribution, if any.

Investment Elections: The Plan also allows the participants to (i) change the percentage of contributions withheld through payroll deductions a maximum of four times per year, with changes taking effect the first pay period after advance notice, (ii) change investment fund options for future contributions at any time, directly by telephone with the Fidelity Management Trust Company (“Trustee”) or via the internet, (iii) transfer the total balance of his or her accumulated investments from one fund to another and (iv) discontinue participation in the Plan at any time, to be effective the first pay period after advance notice. Re-enrollment can be at any time, except after a hardship withdrawal.

Payment of Benefits: A participant eligible for a distribution from the Plan may elect to receive an immediate lump sum payment, or if the participant’s account balance exceeds $5,000, the participant can defer the payment up to age 70 1/2.

An exception is made for those participants who (i) had shares of Cabot stock transferred from the PSSP and/or ESOP to the Plan and (ii) exchanged shares of Cabot common stock in his or her PSSP and/or ESOP account for shares of COGC common stock pursuant to an exchange offer completed by Cabot in March 1991. Such participants can have the stock balance paid in cash or as common stock certificates. If the participant decides to sell such stock certificates, the commission fee will be reflected in the net asset value of the stock trade. Balances transferred to the Plan from the PSSP and/or ESOP retain payment options provided under the PSSP and/or ESOP.

Withdrawals During Employment: A participant is eligible to make certain withdrawals while employed. The first category of funds that are eligible for withdrawal represent amounts that were transferred from the PSSP. The second category represents amounts contributed under the Plan. Different rules apply to the withdrawal depending on the category. If the participant was a former member in the PSSP, the participant is eligible to make either a voluntary withdrawal or a hardship withdrawal from the amounts that were transferred. A voluntary withdrawal may be made from the PSSP after-tax and employer contribution accounts. Two voluntary withdrawals can be made per year, provided that not more than two are made within three months of each other. A voluntary withdrawal will be deducted from the participant’s account in a specific order as provided for in the plan document.

A participant is also eligible for a hardship withdrawal from his or her PSSP pre-tax account under the following conditions, (i) in a year in which the participant has already made two voluntary withdrawals and (ii) when three months have not elapsed since the time of the last voluntary withdrawal. Special rules apply which determine the hierarchy of access to the various sources of funds including (i) the participant has already withdrawn the full amount of both the after-tax contributions and the vested Company contributions, (ii) the participant must have fully exhausted the ability to obtain funds from any other source, including a loan from the Plan and (iii) the participant submitted an application to the Administrative Committee for a hardship withdrawal. Following a hardship withdrawal, there will be an automatic six-month suspension of the participant’s pre-tax contributions.

A participant can withdraw at any time an amount equal to the after-tax contributions made to the Plan after January 1, 1991. The minimum withdrawal amount is $500. A withdrawal of after-tax contributions requires a withdrawal of a proportionate share of investment earnings thereon, which will be taxable and will include a 10 percent early distribution tax if made before age 59 1/2 under current tax laws. Additionally, the participant can withdraw an amount equal to the pre-tax contributions made to the Plan after January 1, 1991, at any time after age 59 1/2. This withdrawal will be taxable, but will not include the 10 percent early distribution tax under current tax laws.

Notes Receivable from Participants: A participant can borrow up to 50 percent of his or her vested account balance (including ESOP, but excluding discretionary profit-sharing contributions) while in the Plan. The amount borrowed may be from a minimum of $1,000 to a maximum of $50,000, but never more than 50 percent of the vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deduction over a period not to exceed five years; however, early payoff of loans is permitted. The loan interest rate is set by the Administrative Committee and is one percent above the prime rate charged by the Company’s principal commercial bank in effect at the time of the loan. The set-up fee and the ongoing administrative fee for the loan are charged directly to the participant’s account on a quarterly basis. Loans are limited to members who are active employees.

Withdrawals upon Termination of Employment: A participant can withdraw the total vested amount in their account as a result of either (i) termination of employment, (ii) retirement at age 65 or at age 55 or later with 10 years of service or (iii) permanent and total disability or death. The full value of the participant’s account will be paid and may be subject to income tax when the participant retires or qualifies as permanently and totally disabled, unless an election is made by the participant to rollover the funds as allowed by the IRC. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. Any portion of an eligible rollover distribution can be paid directly to an eligible retirement plan specified by the distributee in a direct rollover. If the withdrawal is greater than $1,000 but less than $5,000 and the member does not elect to have distributions made to an eligible retirement plan or to receive the distribution, the plan administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the plan administrator.

Disposition of Forfeitures by Participants: A forfeiture of unvested benefits shall be accounted for in the following manner. First, the forfeiture shall be credited to the Company contribution account of a re-employed participant for whom a reinstatement of prior forfeiture is required. Second, the forfeiture shall be applied toward the account of a former participant pursuant to the unclaimed benefit provisions of the Plan. To the extent that forfeitures for any plan year exceed the amounts required to reinstate the accounts described above, they will be applied against the next succeeding Company contribution.

For the year ended December 31, 2012, employer contributions were reduced by $99,622 from forfeited nonvested accounts. The unallocated forfeited accounts were $18,892 and $23,770 at December 31, 2012 and 2011, respectively.

Rollover Contributions: Generally, if a participant received a qualified total distribution as defined in the IRC, including a lump sum distribution on account of the termination of the Company’s defined benefit pension plan, the participant can deposit or rollover those funds into the Plan if approved by the Administrative Committee. For the year ended December 31, 2012, rollover contributions from the Company’s defined benefit pension plan into the Plan were $4,743,316.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, the Company contributions and the proportionate allocation of the earnings of the Plan, as defined in the plan document.

Plan Trustee: Fidelity Management Trust Company was appointed trustee of the Plan by a contract dated June 1, 1991. Under the contract, the trustee shall hold all property received, manage the Plan and invest and reinvest Plan assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments: Investments are recorded at fair value based on externally quoted and reported market prices. For further information on the Plan’s valuation of investments, please refer to Note G — Fair Value Measurements.

Net Appreciation/(Depreciation) in Fair Market Value of Investments: The statement of changes in net assets available for plan benefits presents the net appreciation/(depreciation) in the fair market value of investments which consists of realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants and participant directed investment transactions, were paid by the Company.

Risks and Uncertainties: The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Recent Accounting Pronouncements: Effective January 1, 2012, the Company adopted Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) and International Financial Reporting Standards (“IFRSs”).” The amendments in this update generally represented clarifications of Topic 820, and also included some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update resulted in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This update did not have a material impact on the Plan’s financial statements.

NOTE C - INVESTMENTS

The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more of the Plan’s net assets available for benetis in either plan year are shown separately:

	December 31,
	2012			2011
	Value	Shares		Value	Shares

Cabot Oil & Gas Corporation Common Stock	$30,476,202	612,710		$22,224,127	292,808
Oakmark Fund - Class I	6,810,058	140,327		5,053,795	121,223
Davis New York Venture Fund - Class Y	5,025,039	142,960		4,573,650	139,356
Fidelity Money Market Trust Retirement
Money Market Portfolio	18,058,551	18,058,551		18,006,715	18,006,715
Spartan 500 Index Fund - Advantage Class	5,065,153	100,320		—	—	*
Spartan 500 Index Fund - Investor Class	—	—	*	4,349,706	97,768
Spartan U.S. Bond Index Fund - Investor Class	—	—	*	6,227,725	528,669
Spartan U.S. Bond Index Fund - Advantage Class	7,077,383	595,238		—	—	*
Oakmark Equity and Income Fund - Class I	5,698,885	199,961		4,983,971	184,250
Total investments exceeding 5%	78,211,271			65,419,689
Other	20,770,692			14,687,904
TOTAL INVESTMENTS	$98,981,963			$80,107,593

*            Investment individually does not represent 5% or more of the net assets available for benefits in year disclosed but is included for comparative purposes.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$7,600,165
Mutual funds	3,759,322
TOTAL NET APPRECIATION	$11,359,487

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan agreement to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts and all assets remaining in the Plan will be paid to the participants and their beneficiaries in accordance with the plan document.

NOTE E - INCOME TAX STATUS

The Plan is designed to constitute a “Qualified Plan” under the provisions of Section 401(a) of the IRC and, therefore, exempt from federal income tax under the provisions of Section 501(a). The Plan obtained its latest determination letter on May 24, 2012, in which the Internal Revenue Service (“IRS”) stated that the Plan was in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2009 forward (with limited exceptions). The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in various Fidelity mutual funds and portfolios. These investments are considered party-in-interest transactions because Fidelity Management Trust Company serves as trustee of the Plan. The Plan’s management has approved these investment options.

The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan’s sponsor.

NOTE G - FAIR VALUE MEASUREMENTS

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability.

The Plan utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Plan attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Authoritative guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurements should be used whenever possible.

The three levels of the fair value hierarchy are as follows:

•                  Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Plan has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment.

•                  Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

•                  Level 3: Valuations utilizing significant, unobservable inputs. This provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes, the lowest level that contains significant inputs used in valuation should be chosen. The Plan has classified its investments into these levels depending upon the data relied on to determine the fair values.

The following fair value hierarchy table presents information about the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012 and 2011, respectively:

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Balance as of
	Identical Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2012

Mutual Funds:
Lifecycle Funds	$9,065,553	$—	$—	$9,065,553
Index Funds	12,165,740	—	—	12,165,740
Balanced Funds	27,412,844	—	—	27,412,844
Growth Funds	1,803,073	—	—	1,803,073
Total Mutual Funds	50,447,210	—	—	50,447,210

Money Market	18,058,551	—	—	18,058,551
Common Stock	30,476,202	—	—	30,476,202
Total investments measured at fair value	$98,981,963	$—	$—	$98,981,963

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable	Balance as of
	Identical Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2011

Mutual Funds:
Lifecycle Funds	$5,996,599	$—	$—	$5,996,599
Index Funds	10,577,431	—	—	10,577,431
Balanced Funds	21,951,619	—	—	21,951,619
Growth Funds	1,351,102	—	—	1,351,102
Total Mutual Funds	39,876,751	—	—	39,876,751

Money Market	18,006,715	—	—	18,006,715
Common Stock	22,224,127	—	—	22,224,127
Total investments measured at fair value	$80,107,593	$—	$—	$80,107,593

The determination of the fair values above incorporates various factors. The Plan’s valuation methodology used to measure the fair values of money market funds, mutual funds and common stock were derived from quoted closing market prices traded in active markets.

SUPPLEMENTAL SCHEDULE

CABOT OIL & GAS CORPORATION SAVINGS INVESTMENT PLAN SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2012	EIN No. 04-3072771 Plan number 001

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date, Rate		(e)
	Borrower, Lessor, or	of Interest, Collateral, Par or	(d)	Current
(a)	Similar Party	Maturity Value	Cost	Value

	MONEY MARKET
*	Fidelity Mgmt. Trust Co.	Fidelity Money Market Trust Retirement Money Market Portfolio	N/A	$18,058,551

	MUTUAL FUNDS
*	Fidelity Mgmt. Trust Co.	Spartan 500 Index Fund - Investor Class	N/A	1,928

*	Fidelity Mgmt. Trust Co.	Spartan 500 Index Fund - Advantage Class	N/A	5,065,153

*	Fidelity Mgmt. Trust Co.	Spartan U.S. Bond Index Fund - Investor Class	N/A	21,276

*	Fidelity Mgmt. Trust Co.	Spartan U.S. Bond Index Fund - Advantage Class	N/A	7,077,383

*	Fidelity Mgmt. Trust Co.	Fidelity Diversified International Fund- Class K	N/A	2,885,145

*	Fidelity Mgmt. Trust Co.	Oakmark Fund - Class I	N/A	6,810,058

*	Fidelity Mgmt. Trust Co.	Davis New York Venture Fund - Class Y	N/A	5,025,039

*	Fidelity Mgmt. Trust Co.	Calamos Growth Fund - Institutional Class	N/A	1,803,073

*	Fidelity Mgmt. Trust Co.	Lord Abbett Mid Cap Value Fund - Class A	N/A	2,687,039

*	Fidelity Mgmt. Trust Co.	Oakmark Equity and Income Fund - Class I	N/A	5,698,885

*	Fidelity Mgmt. Trust Co.	Fidelity Capital Appreciation Fund - Class K	N/A	1,954,454

*	Fidelity Mgmt. Trust Co.	Fidelity Small Cap Stock Fund	N/A	2,352,224
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K Income Fund	N/A	523,419
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2000 Fund	N/A	3,980
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2005 Fund	N/A	3,601
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2010 Fund	N/A	119,787
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2015 Fund	N/A	1,465,989
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2020 Fund	N/A	2,172,396
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2025 Fund	N/A	1,983,648
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2030 Fund	N/A	1,157,881
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2035 Fund	N/A	311,650
*	Fidelity Mgmt. Trust Co.	Fidleity Freedom K 2040 Fund	N/A	442,488
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2045 Fund	N/A	228,723
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2050 Fund	N/A	640,904
*	Fidelity Mgmt. Trust Co.	Fidelity Freedom K 2055 Fund	N/A	11,087

	COMMON STOCK
*	Cabot Oil & Gas Corporation	Cabot Oil & Gas Corporation Common Stock (612,710 shares)	N/A	30,476,202

*	PARTICIPANT LOANS	4.25% to 9.25% various maturity dates through November 2017	—	1,199,237

				$100,181,200

N/A - Not applicable as permitted by Department of Labor for participant-directed individual account plans.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Cabot Oil & Gas Corporation Savings Investment Plan

Date: June 20, 2013	By:	/s/ Todd M. Roemer
Todd M. Roemer
Controller

INDEX OF EXHIBITS

The following are included as exhibits to the report:

Number	Description

23.1	Consent of UHY LLP